EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

The Administrative Committee

TOTAL PETROCHEMICALS USA, INC. Capital Accumulation Plan, formerly the ATOFINA Capital Accumulation Plan:

We consent to the incorporation by reference in the Registration Statement (No. 2-89230) on Form S-8 of TOTAL S.A. (filed by Petrofina) of our report dated June 26, 2006, with respect to the statements of net assets available for benefits of TOTAL PETROCHEMICALS USA, INC. Capital Accumulation Plan, formerly the ATOFINA Capital Accumulation Plan, as of December 31, 2005 and 2004, the statements of changes in net assets available for benefits for the years then ended and the supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2005, which report appears in the December 31, 2005 Annual Report on Form 11-K of TOTAL PETROCHEMICALS USA, INC. Capital Accumulation Plan, formerly the ATOFINA Capital Accumulation Plan.

/s/ KPMG LLP
KPMG LLP

Houston, Texas

June 26, 2006